File No. 82-4959

ALLGREEN PROPERTIES LIMITED

03 JAN 30 AM 7:21

03003514

File No. 82-4959

Date: 21 JAN 2003

U S Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N W
Washington D C 20549
United Sates of America

SUPPL

Attn: Ms Rani Doyle

Dear Sirs

ANNOUNCEMENTS TO THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED ("SGX")

We forward herewith the announcement(s) which were recently released to the SGX, for your information.

Yours faithfully

PROCESSED
FEB 11 2003
THOMSON FINANCIAL

ISOO TAN
COMPANY SECRETARY

enc

dlw 2/4

File No. 82-4959

MASNET No. 37 OF 21.01.2003
Announcement No. 37

ALLGREEN PROPERTIES LIMITED

REVALUATION OF PROPERTIES AND PROFIT GUIDANCE

On 16 August 2002, the Company released the Group's unaudited results for the six months ended 30 June 2002.

Doubts about the economy recovering increased in the closing months of the year. Sentiments turned negative in the wake of the October 12 Bali bombing. The encouraging sales of over 8,500 units by developers in the first three quarters of the year reduced drastically to about 1,000 units in the last quarter.

Given the above uncertainties and after reviewing the Group's development properties based on external valuation, the Directors are of the view that the Group should write down its landbank value by approximately S$50 million. This write down will be taken to the Group's Profit and Loss account. Investment properties were also revalued, the result of which is not material.

Notwithstanding the above provision, the Group's profit for the year 2002 is expected to improve by about 15% compared to 2001's announced profits of S$73 million.

The announcement of the unaudited full year's results for 2002 is expected to be made in the second half of February 2003.

Submitted by Ms Isoo Tan, Company Secretary on 21/01/2003 to the SGX

File No. 82-4959

MASNET No. 40 OF 21.01.2003
Announcement No. 40

ALLGREEN PROPERTIES LIMITED

Notice Of Recent Valuation Of Properties

1	Valuation as at:	31 December 2002
	Name of valuer:	CB Richard Ellis (Pte) Ltd
	Description of property:	Land at Bedok Reservoir Road / Bedok North Avenue 3
	Valuation:	S$63,900,000.00
2	Valuation as at:	31 December 2002
	Name of valuer:	CB Richard Ellis (Pte) Ltd
	Description of property:	Land at Miltonia Close / Yishun Avenue 1
	Valuation:	S$81,500,000.00
3	Valuation as at:	31 December 2002
	Name of valuer:	CB Richard Ellis (Pte) Ltd
	Description of property:	Land at Devonshire Road
	Valuation:	S$101,300,000.00

The valuation reports are available for inspection for a period of 3 months during normal business hours at the registered office of the Company at 1 Kim Seng Promenade #05-02, Great World City, Singapore 237994.

Submitted by Ms Isoo Tan, Company Secretary on 21/01/2003 to the SGX

File No. 82-4959

MASNET No. 42 OF 21.01.2003
Announcement No. 42

ALLGREEN PROPERTIES LIMITED

VALUATION REPORTS AVAILABLE FOR INSPECTION

The Board of Directors of Allgreen Properties Limited ("APL") wishes to announce that in accordance with the APL Group's accounting policies, open market valuations have been conducted by CB Richard Ellis (Pte) Ltd ("CBRE") and Colliers International Consultancy & Valuation (Singapore) Pte Ltd ("CI") on the following investment properties of the APL Group as at 31 December 2002. For financial year ended 31 December 2002, the investment properties will be stated on the average of the 2 valuations. The valuation reports are available for inspection for a period of three months during normal business hours at the registered office of APL at 1 Kim Seng Promenade #05-02, Great World City, Singapore 237994.

Relevant details are set out below:-

Description of Investment Property	Owner	Net Book Value as at 31.12.2001	Valuation by CBRE as at 31.12.2002	Valuation by CI as at 31.12.2002	Average of 2 valuations
Great World City (Office) 1 Kim Seng Promenade, Great World City, Singapore 237994	Midpoint Properties Limited	S$345,000,000	S$322,000,000	S$342,000,000	S$332,000,000
Great World City (Retail) 1 Kim Seng Promenade, Great World City, Singapore 237994	Midpoint Properties Limited	S$429,700,000	S$438,000,000	S$438,000,000	S$438,000,000
Great World Serviced Apartments 2 Kim Seng Walk, Singapore 239404	Midpoint Properties Limited	S$296,000,000	S$284,000,000	S$286,000,000	S$285,000,000
Traders Hotel 1A Cuscaden Road Singapore 249716	Cuscaden Properties Pte Ltd	S$184,500,000	S$177,800,000	S$180,500,000	S$179,150,000
Tanglin Mall 163 Tanglin Road, Singapore 247933	Cuscaden Properties Pte Ltd	S$149,350,000	S$145,000,000	S$158,000,000	S$151,500,000
Tanglin Place 91 Tanglin Road, Singapore 247918	Tanglin Place Development Pte Ltd	S$30,250,000	S$31,000,000	S$29,500,000	S$30,250,000

Total	S$1,434,800,000	S$1,397,800,000	S$1,434,000,000	S$1,415,900,000

Submitted by Ms Isoo Tan, Company Secretary on 21/01/2003 to the SGX